SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES BELFAST WINTER 2016 SCHEDULE

7 NEW ROUTES TO ALICANTE, BERLIN, KRAKOW, LANZAROTE, MALAGA, MILAN & TENERIFE

CALLS FOR BIG 'YES' VOTE IN BREXIT REFERENDUM

Ryanair, Europe's No.1 airline, today (3 Mar) launched its Belfast winter 2016 schedule, with 7 new routes to Alicante, Berlin, Krakow, Lanzarote, Malaga, Milan and Tenerife, as well as extra daily flights (5) to London Gatwick, which will deliver over 1m customers p.a. and support 750* jobs at Belfast International Airport. Ryanair is also calling on Northern Ireland business to deliver a big 'Yes' vote in the Brexit referendum in June.

Ryanair's Belfast W 2016 schedule will deliver:
• 3 based aircraft
• 7 new routes to: Alicante (3 wkly), Berlin (3 wkly), Krakow (3 wkly), Lanzarote (2 wkly),
                    Malaga (4 wkly), Milan (2 wkly) & Tenerife (2 wkly)
• More flights to: London Gatwick (5 daily)
• Over 1m customers p.a.
• 750* "on-site" jobs p.a.

These new Belfast routes make Ryanair the perfect choice for NI business and leisure customers, who can now choose from 8 Belfast routes in winter 2016 at the lowest fares and look forward to further improvements, under Ryanair's "Always Getting Better" programme, which includes a new app, new cabin interiors and new crew uniforms.

BELFAST WINTER 2016 GROWTH - 7 NEW ROUTES

Alicante	£24.99	London	£16.99
Berlin	£19.99	Malaga	£24.99
Krakow	£19.99	Milan B.	£19.99
Lanzarote	£34.99	Tenerife	£34.99

In Belfast, Ryanair's Michael O'Leary said:

    "We are pleased to launch our Belfast winter 2016 schedule, which grows to 3 based aircraft, 7 new routes to Alicante, Berlin, Krakow, Lanzarote, Malaga, Milan and Tenerife, as well as extra flights to London Gatwick
    (5 x daily), and will deliver over 1m customers p.a. and support 750 jobs at our Belfast International base. Our 5 times daily London Gatwick service will be perfect for both business and leisure customers and we look forward to growing routes, traffic and jobs in Belfast in the coming months and years.

    This large inward investment (over $300m) and new job creation is the latest example of how Northern Ireland benefits from the UK's membership of the European Union. Low fare air travel, which was pioneered by
    Ryanair in the UK and Europe, is one of the EU's great success stories. We are calling on everyone in Northern Ireland to vote 'Yes' to Europe in the Brexit referendum in June, because staying in Europe will mean stronger economic growth, more tourism and more jobs for young people, whereas leaving will reduce the UK to the same status as Norway - namely outside the EU, but part of the single market (for which Norway still pays and still obeys the EU rules), but with no role in setting EU policy or strategy."

ENDS
*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:                       Robin Kiely                                           Piaras Kelly
             Ryanair Ltd                                          Edelman Irelan
            Tel: +353-1-9451949                        Tel: +353-1-6789333
             press@ryanair.com                           ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 March, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary